SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

MANUAL FOR SHAREHOLDERS’ PARTICIPATION IN

SPECIAL MEETING OF SHAREHOLDERS OF CLASS “B" PREFERRED SHARES OF BRASKEM S.A.

TO BE HELD ON FEBRUARY 25, 2022

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TABLE OF CONTENTS

A MESSAGE FROM MANAGEMENT	3
GUIDELINES FOR SHAREHOLDERS' PARTICIPATION AND DEADLINES	4
RELATED DOCUMENTS AND LINKS	9
EXHIBIT 1: FORM OF PROXY - INDIVIDUAL	10
EXHIBIT 2: FORM OF PROXY – LEGAL ENTITY	11
USER GUIDE OF WEBEX PLATFORM TO ACCESS AND PARTICIPATION	12

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A MESSAGE FROM MANAGEMENT

Dear Shareholders, in accordance with our commitment to the continuous pursuit of the best Corporate Governance practices, we have prepared this manual for Shareholders’ participation in the Company’s Special Meeting of Shareholders of Class “B" Preferred Shares (“Manual”), to be held on February 22, 2022, at 10:00 a.m., exclusively in digital form, under the terms of article 4, paragraph 2, item I, and article 21-C, paragraphs 2 and 3 of the Brazilian Security and Exchange Commission (“CVM”) Normative Ruling No. 481, of December 17, 2009 (“CVM Ruling 481”), via digital platform Webex (respectively, “Digital Platform” and “Special Meeting”).

The Special Meeting was called to resolve on:

1.	The conversion of all Class “B" Preferred Shares issued by the Company into Class “A" Preferred Shares, in accordance with art. 136, §1 of Federal Law 6.404/76, at the ratio of two (2) Class “B" Preferred Shares to one (1) Class “A" Preferred Shares.

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GUIDELINES FOR SHAREHOLDERS' PARTICIPATION AND DEADLINES

With the purpose of instructing the Shareholders regarding the procedure for participating in the Special Meeting, we provide this Manual.

The information related to the resolution is available to the Shareholders in the Company’s office located at Rua Lemos Monteiro, No. 120, 24th floor, Butantã, City of São Paulo, State of São Paulo – ZIP Code 05501-050, at the attention of the Company’s Investors Relations Department, on behalf of Ms. Rosana Cristina Avolio, on the Company’s website (www.braskem.com.br/ri), CVM’s website (www.cvm.gov.br) and the Brazilian Stock Exchange’s (B3 S.A. – Brasil, Bolsa, Balcão) (“B3”) website (www.b3.com.br). The information referred to in article 10 of CVM Ruling 481 were duly filed with CVM via Empresas.Net System.

Shareholder’s Participation

The Special Meeting will be held exclusively in digital form, reason why the Shareholder’s participation can only be via Digital Platform, in person or by proxy duly established under the terms of article 21-C, paragraphs 2 and 3 of CVM Ruling 481, in which case the Shareholder may: (i) simply participate the Special Meeting; or (ii) participate and vote at the Special Meeting.

There shall be no remote voting under CVM Ruling 481 for the purposes of the Special Meeting.

Find below detailed information regarding the deadlines and procedures for participation in the Special Meeting, which was also made available on item 12.2 of the Company’s Reference Form:

Shareholders who wish to attend the Special Meeting shall submit such request to the Company via e-mail braskem-ri@braskem.com, with a request for confirmation of receipt, at least two (2) days prior to the date designated for the Special Meeting, which is, by February 23, 2022, and shall be duly accompanied with all the Shareholder’s documentation for participation in the Special Meeting, as detailed below, in the Special Meeting’s Call Notice and in the Management’s Proposal for the Special Meeting, emphasizing that it will not be allowed access to the Digital Platform to Shareholders who do not submit the required participation documents within the period provided herein, pursuant to article 5, paragraph 3 of CVM Ruling 481.

The Company shall send the individual invitations to access the Digital Platform and the respective instructions to access the Digital Platform to the Shareholders that have submitted their requests within the deadline and under the conditions above. The Shareholder that participates through the Digital Platform shall be deemed present at the Special Meeting and may exercise its voting rights and sign the respective Special Meeting Minutes, pursuant to article 21-V, paragraph 1, of CVM 481.

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If the Shareholder that has properly requested to participate does not receive from the Company the e-mail with the instructions for access and participation in the Special Meeting at least 24 hours in advance of its holding (that is, by 10:00 a.m. of February 24, 2022), it shall get in touch with the Company through phone number +55 (11) 3576-9531 – in any event, before 8:00 a.m. of February 25, 2022, so that its respective access instructions are resent (or provided over the phone).

The Company shall provide technical support in case the Shareholders have any problems participating in the Special Meeting. However, the Company takes no responsibility for any operational or connection issues the Shareholder may face, nor for any other possible matters not related to the Company, which may hinder or prevent the Shareholder from participating in and voting at the Special Meeting.

The Company also recommends that the Shareholders become familiar with the use thereof beforehand, as well as that they ensure the compatibility of their electronic devices with the use of the platform (by video and audio).

Additionally, the Company asks the Shareholders to, on the day of the Special Meeting, access the Digital Platform at least 15 minutes before the time scheduled for the Special Meeting to start, to enable access validation and participation of all Shareholders using it.

Foreign Shareholder Preset at the Special Meeting

Foreign Shareholders must submit the same documents as Brazilian Shareholders, and exceptionally for this Special Meeting the Company shall waive the need for notarization, consularization, annotation and sworn translation of all representation documents of the Shareholder, sufficing to send a simple copy of the original counterparts of all such documents to the Company’s e-mail stated above.

Forwarding the Documentation

The Shareholders that wish to participate in the Special Meeting must send to e-mail address braskem-ri@braskem.com, with a request for receipt confirmation, at least 2 days in advance of the date scheduled for the Special Meeting, that is, by February 23, 2022, a simple copy of the original counterparts of the following documents: (i) evidence issued by the financial institution depositary of the book-entry shares held thereby, proving ownership of the shares at least 8 (eight) days prior to the Special Meeting; (ii) if the Shareholder is an entity, articles of incorporation, bylaws or articles of association, minutes of the Board of Directors' election (if any) and minutes of the Executive Board election that prove the powers of representation; (iii) if the Shareholder is an investment fund, the fund's regulation, together with the information referred to above in relation to its administrator or manager; (iv) additionally, in the case of representation of a Shareholder (individual, legal entity or investment fund) by proxy, the respective power of attorney, granted in compliance with article 126, paragraph 1, of Law 6,404/76; and (v) in relation to the Shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the competent body. Access to the Digital Platform shall be forbidden for shareholders that do not submit the necessary participation documents within the deadline set herein.

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The Company explains that, exceptionally for this Special Meeting, the Company shall waive the sending of the physical counterparts a of the Shareholders’ representation documents to the Company’s offices, as well as the certification of the authenticity of the grantor’s signature on the power of attorney for representation of the Shareholder, the notarization, the consularization, the annotation and the sworn translation of all of the Shareholder’s representation documents, sufficing to send a simple copy of the original counterparts of said documents to the Company’s e-mail stated above. The Company does not accept powers of attorney granted by Shareholders through electronic means (i.e., digitally signed powers of attorney without any digital certification).

Voting Impediments

Pursuant to the Corporations Law, a Shareholder may not vote on resolutions of the general meeting related to the approval of its accounts as administrator, nor on any other resolutions which may specifically benefit said Shareholder or in which it and the Company have conflicting interests.

If any of the attending shareholders claim an alleged conflict of interests of a Shareholder, which prevents it from voting in the meeting, or in another legal event of vote impediment, and if the Shareholder itself has not declared its impediment, the presiding board of the Special Meeting shall suspend the resolution to listen to and receive such allegation, together with any counterclaims of such Shareholder, before voting on the matter. The chairman of the Special Meeting himself may, if he verifies a vote obstruction, request a clarification on the situation from the shareholder before voting the matter.

In line with the understanding of the CVM, in situations in which the vote obstruction is unequivocal and the shareholder does not abstain from voting, the chairman of the meeting has the power to declare such obstruction, and he is not allowed to obstruct the vote in other situations, without prejudice to the legal provisions on the possible annulment of the vote cast.

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BRASKEM S.A.

Corporate Tax ID (CNPJ): 42.150.391/0001-70

Company Registry (NIRE): 29300006939

Publicly Held Company

CALL NOTICE

SPECIAL MEETING OF SHAREHOLDERS OF CLASS “B" PREFERRED SHARES

TO BE HELD ON FEBRUARY 25, 2022

Shareholders of Class “B" Preferred Shares in BRASKEM S.A. (“PNB Shareholders” and “Company”, respectively) are hereby invited to convene in a Special Meeting of PNB Shareholders, which will be held exclusively digital, pursuant to art. 4, §2, item I and art. 21-C, §2 and §3 of CVM Instruction 481, of December 17, 2009 (“CVM IN 481”), to be held on February 25, 2022, at 10:00 a.m., via the digital platform WebEx (“Digital Platform” and “Special Meeting”, respectively), to deliberate on the conversion of all Class “B" Preferred Shares issued by the Company into Class “A" Preferred Shares, in accordance with art. 136, §1 of Federal Law 6.404/76, at the ratio of two (2) Class “B" Preferred Shares to one (1) Class “A" Preferred Shares.

Camaçari/BA, February 2, 2022

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board

General Information:

1. The consummation of the conversion that is the object of the Special Meeting is conditioned upon its approval by the General Meeting of shareholders of the Company, to be convened opportunely.

2. The Management Proposal (“Proposal”) that includes all the documentation pertinent to the matter on the Agenda, the other documents provided for in CVM IN 481 and other information pertinent to exercising voting rights in the Special Meeting, were made available on the date hereof, in accordance with CVM IN 481, and can be found on the websites of the Securities and Exchange Commission of Brazil (“CVM”) (www.cvm.gov.br), of the Company (www.braskem-ri.com.br) and of the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br).

3. As permitted by Brazilian Corporation Law and by CVM IN 481, the Special Meeting will be held exclusively digital, which means that PNB Shareholders may participate only via the Digital Platform, personally or by a proxy duly empowered in accordance with art. 21-C, §2 and 3§ of CVM IN 481, in which case PNB Shareholders may: (i) simply participate in the Special Meeting; or (ii) participate and vote in the Special Meeting.

Voting via absentee ballot will not be adopted for the purposes of the Special Meeting, in accordance with CVM IN 481.

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4. Documents required for accessing the Digital Platform:

PNB Shareholders who wish to participate in the Special Meeting must send to the e-mail braskem-ri@braskem.com, requesting a confirmation message, at least 2 days prior to the date scheduled for the Special Meeting, i.e., by February 23, 2022, the following documents: (i) a statement issued by the depositary institution of the book-entry shares they hold that attests to their ownership of the Class “B" Preferred Shares” at least eight (8) days prior to the Special Meeting; (ii)  power-of-attorney, duly constituted in accordance with the law, in cases of representation of the PNB Shareholder, accompanied by the articles of incorporation, bylaws or articles of organization, the minutes of the election by the Board of Directors (if applicable) and the minutes of the election of the Officer if the PNB Shareholder is a legal person; and/or (iii) in the case of PNB Shareholders with fungible custody of registered shares, a statement with the respective shareholdings issued by the competent entity. In accordance with art. 5, §3 of CVM IN 481, PNB Shareholders who do not submit the documents required for participation by the deadline established herein will not be permitted to participate.

The Company clarifies that, exceptionally for this Special Meeting, it will waive the requirement to submit to the offices of the Company hardcopies of the documents showing the powers of attorney of PNB Shareholders, as well as the authentication of the signature of the grantor on the power-of-attorney of the PNB Shareholder, notarization, consularization, apostille and sworn translation of all representation documents of the PNB Shareholder, needing only send a simple copy of the original documents to the e-mail of the Company indicated above. The Company does not permit powers-of-attorney granted by PNB Shareholders via electronic means (i.e., powers-of-attorney signed digitally with any digital certification).

5. Detailed information on the rules and procedures for participating in the Special Meeting, including instructions for accessing the Digital Platform, can be found in the Manual for Participation by PNB Shareholders in the Special Meeting, the Management Proposal of the Company and other documents available on the websites of the CVM (www.cvm.gov.br), the Company (www.braskem-ri.com.br) and B3 (www.b3.com.br).

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RELATED DOCUMENTS AND LINKS

Braskem S.A.:	www.braskem.com.br
Investor Relations - Braskem S.A.:	www.braskem.com.br/ri
Brazilian Securities Commission – CVM:	www.cvm.gov.br
Securities and Exchange Commission – SEC:	www.sec.gov
B3 S.A. – Brasil, Bolsa, Balcão:	www.b3.com.br
Brazilian Institute for Corporate Governance:	www.ibgc.org.br

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EXHIBIT 1: FORM OF PROXY - INDIVIDUAL

P R O X Y

By this private instrument and pursuant to law, __________________________, resident and domiciled at _________________, enrolled in the Individual Taxpayers’ Register of the Ministry of Economy (CPF/ME) under No. __________________, appoints and constitutes as their attorney-infact _____________________________, to which they grant special powers to represent the interests of the Grantor in the Special Meeting of Shareholders of Class “B" Preferred Shares of Braskem S.A., with registered office at Rua Eteno, No. 1,561, Polo Petroquímico, in the City of Camaçari, State of Bahia, enrolled in the National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) under No. 42.150.391/0001-70, to be held on February 25, 2022, at 10:00 a.m., with powers to resolve, discuss and vote on the matters set forth in the agenda, to examine and approve documents, to contest, agree, sign minutes and attendance books.

_______ ___________, 2022.

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EXHIBIT 2: FORM OF PROXY – LEGAL ENTITY

P R O X Y

By this private instrument and pursuant to law, __________________________, with principal place of business at _________________, enrolled in the National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) under No. __________________, herein represented by its undersigned Officers, appoints and constitutes as its attorneys-in-fact _____________________________, to which it grants special powers to, (jointly or individually) (regardless of order of appointment), represent the interests of the Grantor in the Special Meeting of Shareholders of Class “B" Preferred Shares of Braskem S.A., with principal place of business located at Rua Eteno, No. 1,561, Polo Petroquímico, in the City of Camaçari, State of Bahia, enrolled in the National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) under No. 42.150.391/0001-70, to be held on February 25, 2022, at 10:00 a.m., with powers to resolve, discuss and vote on the matters set forth in the agenda, to examine and approve documents, to contest, agree, sign minutes and attendance books

_______ ___________, 2022.

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USER GUIDE OF WEBEX PLATFORM TO ACCESS AND PARTICIPATION

The Company clarifies that the Webex Digital Platform was chosen to carry out the Special Meeting because it fulfills the requirements provided for in Article 21-C, paragraph 1 of CVM Ruling 481, as it allows shareholders the opportunity to express themselves and have simultaneous access to documents that have not been previously submitted and that are presented during the Special Meeting. In addition, the Digital Platform allows full recording of the Special Meeting, as well as the communication between the Participants, through the option “Bate-Papo” on the platform (see how to use this feature in item 2.3 below).

Therefore, the Company makes these instructions available to its shareholders to serve as a guide/manual to use the Digital Platform on the day the Special Meeting will take place, in order to facilitate the participation of all those involved in the event.

Introductory Information

To have access to the Special Meeting, shareholders shall request a link to access the Special Meeting via e-mail to the electronic address braskem-ri@braskem.com, up to February 23, 2022. The request shall be accompanied by the documents necessary for participation at the Special Meeting, which were duly indicated on the Call Notice, on the Management Proposal and this Manual for Shareholders’ Participation.

The access to the Special Meeting via Digital Platform will be restricted to shareholders or its representatives/proxies (“Participants”), Company’s members and other people whose presence is mandatory under the law or applicable regulation. The links to access the Digital Platform, including the individual invitations, will be sent to the e-mail addresses that made the access request. Only one individual invitation will be sent per Participant.

The Company informs in advance that it will not authorize the participation in the Special Meeting of any Participant who has not requested the access link within the term indicated above, and of any Participant who requested the link but did so without submitting the participation documents required within the deadline above.

Participants who become accredited within the deadline above commit, as of now: (i) to use the individual invitations only for participation in the Special Meeting; (ii) not to transfer or disclose, in whole or in part, the individual invitations to a third party, whether a shareholder or not, given that the invitation is personal and non-transferable; and (iii) not to record or reproduce, in whole or in part, nor transfer to a third party, whether a shareholder or not, the content of any information obtained on the Digital Platform during the Special Meeting.

If a certain Participant, duly qualified, does not receive the link for access the Special Meeting up to 24 hours in advance of the opening time of the Special Meeting (that is, until 10:00 a.m. on February 24, 2022), such Participant shall contact the Company’s Investor Relations Department, via phone number +55 (11) 3576-9531, no later than 8:00 a.m on February 24, 2022, so that the respective access instructions may be sent back (or provided by phone).

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The Digital Platform will be available for use via computer (desktop or laptops and alike) and via mobile phone, through Webex app, for Apple and Android mobile phones. The Participant who chooses to participate in the Special Meeting via mobile phone must download the Webex app on the mobile phone.

Recomendations

We suggest that Participants access the Digital Platform at least fifteen (15) minutes prior to the start of the Special Meeting, in order to avoid any operational problems with the platform.

The Company recommends that Participants previously test and become acquainted with the Digital Platform, in order to avoid any surprises regarding the incompatibility of their electronic devices with the platform, as well as to avoid possible problems with its use on the date of the Special Meeting.

All Participants will start the Special Meeting with their respective microphones and cameras disabled, and only the event organizer can enable them. Thus, after the presentation on each matter included in the Agenda of the Special Meeting, the Participant who wishes to speak up must use the “Perguntas e Respostas” option on the Digital Platform to register such request, so that Participants will be given the floor in the order the requests are received by the presiding Board. The statement will be exercised when the event organizer enables the requiring Participant’s audio.

As detailed in item 2 below, it is emphasized that the “Perguntas e Respostas” feature must not be mistaken with the “Bate-Papo” feature. Only via “Perguntas e Respostas” feature the Participants will be able to address the presiding Board, including for the purpose of voting.

The “Bate-Papo” feature can be used for communication between Participants.

Responsibilities and Rights

Braskem will not be responsible for connection problems that Participants may face, and other situations beyond the Company’s control, such as instability in the internet connection or incompatibility of the Digital Platform with the Participant’s electronic devices. As a result, we remind you that your experience may vary according to the browser and settings of your device (computer or mobile phone).

The Company reserves the right to use any information contained in the Special Meeting’s recording to: (i) register Participants' statements and also to view the documents presented during the Special Meeting; (ii) register the authenticity and safety of communications during the Special Meeting; (iii) register Participants' attendance and votes; (iv) comply with any legal orders from competent authorities; and (v) safeguard of the Company, its administrators and contracted third parties, in any judicial, arbitration, regulatory or administrative sphere.

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Technical Support

The Company will provide remote technical support to Participants (note the recommendations described above), which will be provided via phone number 11 3576-9681.

Below, we provide a brief guide, containing basic instructions for access (item 1) and attendance in the Special Meeting (item 2), as well as how the features made available on the Digital Platform can be used by the Participants.

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1 – HOW TO ENTER THE SPECIAL MEETING

1st Step: You will receive an e-mail from the sender messenger@webex.com containing an invitation to access the Special Meeting. In the e-mail you will find a password, which will be requested for registration.

Important: If you cannot find the e-mail, check your SPAM box, and validate with your IT team that the e-mails from the sender @webex.com are released.

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2nd Step: By clicking the invitation button, there will be a redirection to the CISCO WEBEX website. Register your submission for the Special Meeting by clicking on the “Registrar-se” button.

3rd Step: Enter the password received by e-mail (1st step) and click on “Enviar”.

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4th Step: Fill in the blanks with the requested data and click on “Enviar”.

At the end of the submission, it will appear the screen below:

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5th Step: Click on “Concluído” and wait for the confirmation e-mail as shown in the image below.

6th Step: Once your participation in the event is approved, a new confirmation e-mail will be sent. Open the e-mail and click "Aceitar" to insert the event in your calendar and until the event’s time (preferably 15 minutes before the scheduled time), click "Entrar no Evento”.

IMPORTANT: the event will only be available 15 minutes before the scheduled time.

7th Step: Until the scheduled time, click on “Entrar agora” to join the Special Meeting.

OBS. The button “Entrar” will only be available once the event starts

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2	– HOW TO PARTICIPATE/VOTE DURING THE SPECIAL MEETING

2.1.	Introductory Information

Participants who attend the Special Meeting via Digital Platform will, for all legal purposes, be considered present at the Special Meeting and, as such, will be considered subscribers to the respective minutes and the Company's Shareholders' Attendance Book, pursuant to article 21- V, §1 of CVM Ruling 481.

2.2.	Asking for the floor and voting – “Perguntas e Respostas”

All Participants will start the Special Meeting with their respective microphones and cameras disabled, and only the event organizer can enable them. Thus, after the presentation on each matter included in the Agenda of the Special Meeting, the Participant who wishes to speak up must use the “Perguntas e Respostas” option on the Digital Platform to register such request, so that Participants will be given the floor in the order the requests are received by the presiding Board. The statement will be exercised when the event organizer enables the requiring Participant’s audio.

Participants who wish to make their statements in writing must forward their statement to the Special Meeting’s presiding Board by the end of the Special Meeting via e-mail braskem-ri@braskem.com.

Participants who wish to express their opinion on any matter not related to the Special Meeting's agenda must use the contact channel with the Company through its Investor Relations Department.

Below we point out the step by step to use this feature on the Digital Platform:

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1st Step: To participate in the ongoing vote or to ask for the floor during the event, use the “Perguntas e Respostas” feature. To do so, click on the icon highlighted below.

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2nd Step: Then, to participate in the ongoing vote or to ask for the floor, just click on the “Perguntas e Respostas” feature and express your interest in using the microphone. When it is your turn, the event organizer will enable your microphone so you can speak:

IMPORTANT NOTE: The Company informs that it will only receive requests for statements made via “Perguntas e Respostas” feature. Therefore, requests for statements via “Bate-Papo” feature (see item 2.3 below) will not be received by the Special Meeting’s presiding Board.

2.3. Text Messages – Via Bate-Papo (Conversation between Participants)

1st Step: The “Bate-Papo” feature may be used for communication between Participants. To send a text message, click on the “Bate-Papo” button:

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2nd Step: A new window will appear on the side of your screen. Choose the Participants, type your message and press the key <ENTER>

Any questions or clarifications on the above may be resolved or requested by contacting the Company's Investor Relations Department, through the e-mail braskem-ri@braskem.com.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.